## Part II, Item 1(a)

The NMS Stock ATS ("LX") is operated by Barclays Capital Inc. ("BCI"), the Broker-Dealer Operator. BCI is a broker and dealer registered with the SEC. It is the entity through which the Barclays group of entities ("Barclays") conducts investment banking activity in the United States.

BCI's Equities and Fixed Income business units have the ability to enter orders and trading interest into Barclays' order router and algorithms. Barclays' order router and algorithms may route the order, or part of the order, to LX. Those business units do not have the ability to enter orders utilizing a direct connection into LX.

The Fixed Income business unit is comprised of the credit, interest rates, and foreign exchange businesses. The Fixed Income business unit trades in LX only for principal hedging purposes.

The Equities business unit is comprised of the following trading desks: (1) program trading, which executes baskets of equity securities for clients, (2) flow volatility trading, which makes markets in listed and OTC options, variance and volatility swaps, other volatility products, executes associated hedges and runs Barclays' equities central risk book, (3) cash trading, which makes markets in equity securities, (4) ETF trading, which makes markets in and effects create and redeem transactions in ETFs, (5) prime services, which executes equity total return swaps and associated hedge transactions, extends financing against equity security collateral in the form of margin loans, and offers electronic execution services through its quantitative prime services ("QPS") business, (6) convertible bonds, which makes markets in convertible bonds, (7) structured derivatives trading, which executes a variety of option, swap, forward and structured note transactions referencing equity securities and indices and associated hedge transactions, and (8) equities syndicate, which makes markets in and places blocks of equity securities, including new issuances ~~and (9) the electronic market making desk for listed options.~~. The Equities business unit is also comprised of the following sales desks: (1) electronic sales and origination, (2) high-touch sales which includes program sales, cash sales, derivative sales and convertible bond sales and (3) prime sales.

~~With the exception of the electronic market making desk for listed options, the~~The Equities business units may enter orders as principal, riskless principal or as agent. Note, orders that will be traded on a riskless principal basis will come into LX with an order capacity of principal. ~~The electronic market making desk for listed options only enters orders as principal.~~

The MPID for BCI is LEHM.

## Part III, Item 11(c)

LIMIT ORDER BOOK. LX maintains a limit order book for each NMS Stock traded in the system. All orders with a time in force of Day received from Subscribers are placed in the limit order book. LX processes new orders, order cancellations, and replacement orders sequentially in the order received. The limit order book is updated to reflect new and replacement orders and any order cancellations. LX evaluates the limit order book for crossing opportunities following each update. The limit order book also attempts to cross orders when there is a change in the state of market data for an NMS stock (e.g., a new NBBO, Limit Up Limit Down band change, changes in halt conditions) or when an order otherwise becomes eligible to execute against (i.e., the MinTime duration has lapsed, see Part III, Item 14). We refer to orders that are posted to the limit order book (whether such orders are Firm Orders or Conditional Orders) as Posted Orders. Posted Orders remain on the limit order book until fully filled, canceled by the Subscriber or, if not canceled by the Subscriber, canceled automatically at the end of the trading session that day (e.g., 4:00 P.M. EST on a regular trading day or such earlier time in the event of a shortened trading day or early closure) or by administrative action of BCI (See Part III, Item 20). LX evaluates Firm Orders with a time in force of IOC upon receipt. If a crossing opportunity exists, the IOC order will be executed. If there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will automatically be canceled back to the Subscriber (i.e., IOC orders, other than Firm-up Orders received prior to the expiration of the match timer as described in Part III, Item 9, will not rest in the limit order book).

EXECUTION PRIORITY. LX determines the execution priority of firm Posted Orders and Conditional Orders (as described in Part III, Item 9) separately, but using the same factors for the orders within each category. Firm Posted Order priority is determined by comparing (1) Effective Price (defined below), (2) Tier (described below) and (3) time of order receipt among all firm Posted Orders. Conditional Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all Conditional Orders. LX determines whether any firm Posted Orders can be executed before evaluating the marketability of any Conditional Orders. Firm Posted Orders, therefore, always have priority over Conditional Orders. Effective Price is the first execution priority parameter. The Effective Price is the limit price of an order bounded by either the NBBO or a peg instruction. For example, if the NBBO is 12.45/12.49 and a client sends an order to buy with a limit price of 12.50, the order's Effective Price is 12.49. In the same example, if the client instead sends a midpoint peg order to buy with a limit of 12.50, the order's Effective Price is the midpoint price of 12.47. The execution price for two matched orders will be at or within (but never outside) the NBBO based on current market data used by LX, subject to the Price Improvement Logic described below. The execution price must be consistent with any applicable price conditions placed on the orders, such as a limit price or peg instruction. Subscriber Tier is the second execution priority parameter. All Posted Orders are assigned to one of two Tiers. Tier 1 consists of orders from Barclays Institutional Clients & Client Algo/Router Users (as defined in Part III, Item 13(a)). Tier 2 consists of orders from all other Subscribers including Broker-Dealers, Electronic Liquidity Providers, and Barclays Trading Desks, and Barclays Principal Desk (as defined in Part III, Item 13(a)).. When the Effective Price is equal, Tier 1 receives execution priority over Tier 2. Time of order is the third execution priority parameter. All orders, even those orders entered pre-open, are time stamped (by millisecond) when they enter LX. Where the Effective Price and Tier are equal, LX executes firm Posted Orders in the chronological order in which they are received. Pegged orders (including pegged orders with limit prices) maintain their time priority in the limit order book even if they are re-priced because of changes in the NBBO. The execution priority parameters described above apply irrespective of whether any such order is for a round-lot, mixed-lot, or odd-lot quantity.

SHORT SALES. Subscribers may enter short sale orders into LX, subject to compliance with Regulation SHO. Barclays will make all "affirmative determinations" in connection with short sales. LX will verify that, in case of a short sale, the "locate" field in Barclays' order-taking system has been checked. However, pursuant to Regulation SHO Rule 203(b)(2)(i), Barclays relies upon the exception to the locate requirement when accepting short sale orders from its U.S. registered broker-dealer clients. In order to comply with the requirements set forth in Rule 201 of Regulation SHO, when short sale restrictions are in effect for a particular NMS Stock, LX will comply with the price test obligation by executing only short sale orders in such NMS Stock when priced higher than the national best bid. Additionally, LX only accepts orders marked short sale exempt from other broker-dealers.

REGULATION NMS. The Barclays ATS will reject any order that violates Rule 612 of Regulation NMS (the "Sub-Penny Rule"), and all executions effected by LX will be at or within the NBBO as required by Rule 611 of Regulation NMS (the "Order Protection Rule"). LX will accept orders outside of the LULD bands; however, it will not execute if the calculated cross price is outside of the LULD bands. LX will not re-price orders to allow for crossing within the bands. LX will not automatically reject or cancel orders if the crossing price is outside of the crossing constraints. During a trading pause or regulatory halt in an NMS stock subject to the LULD Plan, LX will not reject or cancel orders in the security. Following the trading pause or regulatory halt, LX will resume executing orders once trading has commenced on the primary listing exchange, LX has received the LULD bands from the SIP (provided that if the primary listing exchange is unable to reopen due to technology or system issues, LX will resume trading upon receipt of the price bands from the SIP via Exegy) and at least one execution has occurred on any other Trading Center.

LOCKED & CROSSED MARKETS. During a locked market, midpoint peg orders will not execute in LX but other peg and limit orders can. Clients have the ability to opt-out of any locked market crossing for all their trades or on a trade-by-trade basis. Additionally, Subscribers have the ability to opt in to receiving midpoint executions in a locked market. LX will not execute during a crossed market. Orders will reside on the order book until the crossed market has ended.

PRICE IMPROVEMENT LOGIC. LX supports a price improvement logic that will split any overlap in effective limit prices with 50% of the overlap going to the liquidity provider and 50% going to the liquidity taker. For example, suppose that a buyer has a posted order in the order book at a limit price of $10.01. Subsequently, a seller sends an order with a limit price of $10.00, creating a $0.01 overlap. Both parties will get 50% of the overlap, and these two orders will be crossed at a price of $10.005 as long as all of the standard crossing constraints are met (e.g., the crossing price is at, or within, the NBBO).

ERRORS. LX handles execution errors in accordance with Barclays' Global Cash Equities Error Procedure (the "Error Procedure"). The Error Procedure applies to bona fide mistakes and general errors made by the Barclays business or a client. The Error Procedure requires notification of Barclays' errors to the relevant Supervisor. Barclays aims to unwind Barclays' errors with a view to minimizing market impact and protecting client interests. Generally, for Barclays technology-related errors, Barclays will determine a course of action based on the facts and circumstances surrounding such errors. This could result in one or both sides of the trade being cancelled. Barclays handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. Following a determination of erroneous trading by the primary market, LX will cancel both sides of any erroneous trade.

**Part III, Item 13(a)**

Barclays segments Subscribers both by a process called Liquidity Profiling and by Subscriber Type. Further, Barclays groups Subscribers by Subscriber Type into Tier 1 and Tier 2, which is used to determine Execution Priority as described in Party III, Item 11(c).

Subscribers have the ability to block interactions with other Subscribers based on the Liquidity Profiling or Subscriber Type categorizations (but not a combination of both) of those other Subscribers as described in Part III, Item 14(a). The use of Subscriber segmentation based blocking may reduce execution rates, either because a Subscriber may have chosen to suppress certain categories of flow or because a Subscriber is within a category of flow that has been suppressed by other Subscribers.

A. LIQUIDITY PROFILING. Barclays applies Liquidity Profiling categories to Subscribers that route Firm Orders (including Firm-up Orders described in Part III, Item 9) directly to LX when removing liquidity. Liquidity Profiling categories are based on one-second alpha, which is the midpoint-to-midpoint market movement over a one-second horizon, normalized by the daily average spread. Based on this metric, Barclays places Subscribers into one of three alpha categories: Low, Medium, and High (Low being the lowest alpha category and High being the highest alpha category). LX places orders routed to LX by

Barclays' order router or Barclays' algorithms into the Low alpha category by default. This group of Subscribers includes clients that utilize Barclays' order router to send directed orders to LX, and Barclays' trading desks and Subscribers that utilize Barclays' algorithms and Barclays' order router. At least once a month, Barclays reviews the Liquidity Profiling categorizations of Subscribers that route directly to LX (excluding Barclays' order router and algorithms). That given month's review will be based on the full-month trading data from the prior calendar month. Barclays uses these results to reassess Subscriber categorizations and, if necessary, assign Subscribers into new Liquidity Profiling categories. Barclays retains discretion to override a Subscriber's Liquidity Profiling categorization and place that Subscriber into a higher alpha category than what would have been assigned based solely on the objective application of the liquidity profiling metric described above (an "Override"). Barclays reserves the right to Override a Subscriber to a higher alpha category intra-month if a review of that Subscriber's alpha metric warrants such Override in Barclays' discretion. Barclays may consider previous trading behavior when determining whether to apply an Override to a Subscriber's Liquidity Profiling categorization and may wait for additional data before changing a profile to a lower alpha category. Barclays does not discretionarily place Subscribers into lower alpha categories. Barclays may employ an Override when a Subscriber has a low volume of trading in the prior period, the Subscriber has exhibited unusual or inconsistent behavior for the prior period or such other reasons as Barclays deems relevant. Liquidity Profiling category changes, including Overrides, usually take effect within 24 hours of Barclays determining that such change is appropriate. Barclays provides details of the number of Subscribers that have been subject to an Override for the prior observation period on its website. Barclays assigns newly onboarded Subscribers into the Low alpha category. Those Subscribers are reassigned following the first monthly review should their trading activity during that first observation period place them into a higher category. Note, some Subscribers may execute under multiple Subscriber identifiers (or acronyms) for different trading strategies, different groups within a firm or different means of accessing LX. Barclays evaluates each Subscriber identifier for Liquidity Profiling purposes and places them into the applicable category independently. As a result, a Subscriber may have multiple Liquidity Profiling categories associated with it.

B. SUBSCRIBER TYPE. Barclays categorizes Subscribers into one of the following five Subscriber types (each, a "Subscriber Type") (1) Barclays Institutional Clients & Client Algo/Router Users, comprised of institutional and broker-dealer clients that route orders to LX via Barclays' algorithms and/or order router and institutional clients (i.e., non-broker-dealer clients) that route orders directly to LX; (2) Broker-Dealers, comprised of third-party broker-dealers that route orders directly to LX on behalf of their clients, or on behalf of their clients and themselves; (3) Electronic Liquidity Providers ("ELPs"), comprised of third-party broker-dealers that route orders directly to LX solely on a principal basis and any other Subscribers that self-identify to BCI as an ELP; (4) Barclays Trading Desks, comprised of Barclays' client-facing trading desks and Affiliate trading desks executing in LX~~; (5) Barclays Principal Desk, comprised of Barclays registered options market making trading desk.~~. Barclays uses its best efforts in placing Subscribers into a Subscriber Type based on publicly available information and information obtained by Barclays from the Subscriber. Subscribers in the Broker-Dealer group may have (and be executing in LX for) underlying clients that are institutional clients, ELP clients or other Broker-Dealer clients. Barclays does not categorize based on the Broker-Dealer's underlying clients, unless Barclays has a direct relationship with a Broker-Dealer's underlying client, as that client will be on-boarded with Barclays directly and will be categorized accordingly. Additionally, some Subscribers may execute under multiple Subscriber identifiers (or acronyms), e.g., for different trading strategies, different groups within a firm or different means of accessing LX. Barclays evaluates each Subscriber identifier for the purposes of Subscriber Type categorization and places them into the applicable Subscriber Type independently. As a result, some Subscribers may have multiple Subscriber Types associated with it. For example, a Broker-Dealer that comes into LX both with a direct connection as well as via Barclays' algorithms would be classified as a Broker-Dealer for the transactions that come in directly and would be placed in the Barclays Institutional Clients & Client Algo/Router Users group when utilizing Barclays' algorithms. Barclays does not override any Subscriber Type determinations.

C. SUBSCRIBER TIERING. As described in Part III, Item 11(c), Barclays places Subscribers into Tiers that are used to determine the Execution Priority of Posted Orders. Tier 1 consists of orders from Barclays Institutional Clients & Client Algo/Router Users. Tier 2 consists of orders from all other Subscribers including Broker-Dealers, Electronic Liquidity Providers, and Barclays Trading Desks~~, and Barclays Principal Desk~~. Because Barclays does not override any Subscriber Type determinations, Tiering is not subject to override.

**Part III, Item 14(a)**

Subscribers can designate orders and trading interests not to interact with certain orders or trading interests in LX by several means. Subscribers can make these elections by contacting their Equities Sales Representative, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Barclays usually implements such requests within 24 hours of receipt. SELF DEALING. LX has in place functionality to prevent transactions in a security resulting from the unintentional interaction of orders originating from the same Subscriber identifier that involve no change in the beneficial ownership of the security. Subscribers with multiple identifiers must indicate whether the interaction of orders between these identifiers can occur. Subscribers that are registered broker-dealers with a single identifier must confirm whether Barclays may cross orders under the same identifier and that a change in beneficial ownership will occur. SEGMENTATION BASED BLOCKING. Subscribers have the ability to limit their interactions with other Subscribers based on the Subscriber segmentation categories of either (but not a combination of both) Liquidity Profiling or Subscriber Type as described in Part III, Item 13(a). A. LIQUIDITY PROFILING. Subscribers that send Posted Orders, whether directly to LX or through Barclays' algorithms or Barclays' order router, can block interactions with other Subscribers based on Liquidity Profiling. A Subscriber may customize its Posted Order interactions in LX by designating those Liquidity Profiling categories with which it does not wish to interact (e.g., block counterparties categorized as High alpha). Subscribers cannot use Liquidity Profiling to block interactions when taking liquidity from LX. B. SUBSCRIBER TYPE BLOCKING. As an alternative to Liquidity Profiling, Barclays Institutional Clients & Client Algo/Router Users (as defined in Part III, Item 13(a)) may block one or more Subscriber Types (as defined in Part III, Item 13(a)) from interacting with their order flow (e.g., block counterparties categorized as ELPs). Barclays does not offer the Subscriber Type Blocking functionality to Subscribers that are ELPs, Broker-Dealers~~, Barclays Principal Desk~~ or Barclays Trading Desks. Unlike blocking by Liquidity Profiling category, which is only available to a Subscriber when providing liquidity, Subscriber Type Blocking is available to a Subscriber when providing liquidity, taking liquidity, or both. Barclays Institutional Clients & Client Algo/Router Users can use Subscriber Type Blocking for orders sent directly to LX or routed through Barclays' algorithms or Barclays' order router. Subscriber Type Blocking is an alternative to Liquidity Profiling. LX does not support the simultaneous application of Subscriber Type Blocking on an order-by-order basis and blocking by Liquidity Profiling category. INDIVIDUAL BLOCKING REQUESTS. Barclays Institutional Clients & Client Algo/Router Users may also request that Barclays suppress the interaction of their orders in LX with specific Subscribers. While Barclays will not confirm to a Subscriber whether an entity that it wishes to block is an LX Subscriber, Barclays will use commercially reasonable efforts to suppress interaction with the entity if it is a Subscriber. Barclays does not offer this type of counterparty restriction functionality to Subscribers that are ELPs, Broker-Dealers~~, Barclays Principal Desk~~ or Barclays Trading Desks.

EVALUATION BASED BLOCKING. Barclays offers all Subscribers, including Barclays trading desks, the ability to contact Barclays to evaluate orders and/or transactions to determine if strategies of other Subscribers may be adversely affecting their interactions within LX. If Barclays determines that a certain Subscriber or group of Subscribers may be adversely affecting the Subscriber that inquired, Barclays will allow the Subscriber the ability to block further interactions with those Subscribers, without disclosing their identities. Note that a Subscriber can elect to block that Subscriber entirely or block a specific order type from interacting with that Subscriber. For example, Subscriber A could request that Subscriber A's IOC orders not interact with another Subscriber who Barclays has determined is adversely affecting Subscriber A's interactions, or could request that Barclays block all interactions between Subscriber A and the other Subscriber. MINIMUM TIME BLOCKING. As an alternative to the Subscriber Type Blocking and Liquidity Profiling described above, Barclays Institutional Clients & Client Algo/Router Users may elect to limit interactions with orders of Subscribers that access LX through a direct connection to those orders that have rested on the order book for a minimum duration or longer ("LX MinTime"). Any such restriction is limited to orders in LX entered utilizing a direct connection and would not restrict the client's interactions with any other order flow in LX that is entered by way of other means (e.g., Barclays' algorithms or order router). The LX MinTime length is set at one second. Barclays configures the MinTime length at its discretion and may periodically update it. Barclays Institutional Clients & Client Algo/Router Users can utilize this feature with firm order types, including Conditional Eligible Firm Orders. Such Subscribers cannot use LX MinTime for Conditional Orders (including the related Firm-Up Orders). Barclays Institutional Clients & Client Algo/Router Users cannot use LX MinTime in conjunction with blocking based on Subscriber Types or Liquidity Profiling categories (described above). Institutional Clients & Client Algo/Router User can, however, utilize LX MinTime in conjunction with a specific Subscriber block. If a client has Subscriber Type Blocking or Liquidity Profiling enabled as a default for all of their orders, and the Subscriber enables LX MinTime, LX MinTime will apply, and blocking by Subscriber Type or Liquidity Profiling will no longer apply. Note that a contra-side order that is otherwise subject to, and has met, a Subscriber's LX MinTime requirement may have enabled a form of counterparty blocking that may suppress interactions with that Subscriber. LX MinTime has no effect on a Subscriber's interactions with Conditional Orders, including the related Firm-up Orders. For instance, for interactions with contra-side Conditional Orders, if a Barclays Institutional Clients & Client Algo/Router User has Subscriber Type Blocking or Liquidity Profiling enabled as a default for all of their orders, and they enable LX MinTime, LX MinTime will not apply and only the default blocking will apply. Note that this will only be applicable for clients that have enabled LX MinTime on their Barclays Algo/Router orders, as Firm Orders sent by Subscribers accessing LX directly are not eligible to interact with Conditional Orders. See Conditional Order Negotiations and Conditional Eligible Firm Orders, in Part III, Item 9. If a Barclays Institutional Clients & Client Algo/Router User has blocked interactions with Barclays Principal Orders (as described below) or requested to block specific Subscribers (as described above), and has enabled LX MinTime for the order, all enabled blocking methods will apply. A Barclays Institutional Clients & Client Algo/Router User may use all three of these blocking formats. Barclays Institutional Clients that route directly to LX may elect to utilize LX MinTime on an order-by-order or default basis. A client that utilizes Barclays' order router and algorithms may utilize LX MinTime across all orders or on an individually configured basis depending on the client's execution objectives. Barclays does not offer this type of counterparty restriction to Subscribers that are ELPs, Broker-Dealers, ~~Barclays Principal Desk~~ or Barclays Trading Desks. BARCLAYS PRINCIPAL ORDER BLOCKING. In addition to the counterparty restriction functionalities described above, Subscribers have the ability to restrict interaction with all Barclays orders with an order capacity marked as principal. Please note, however, that if a Subscriber elects this restriction, it will also be restricted from interacting with all Barclays' Affiliates' order flow in LX (whether such Affiliate is trading as principal or agent for its clients). POTENTIAL EFFECT OF COUNTERPARTY SELECTION

FUNCTIONALITIES. The counterparty selection functionalities described above may result in reduced execution rates, either because a Subscriber may have chosen to suppress certain categories of flow or because a Subscriber is within a category of flow that has been suppressed by other Subscribers. The purpose of the counterparty restriction functionality is to allow Subscribers more control over the execution of their orders. Each Subscriber has its own execution objectives. Such objectives might include (but are not limited to), maximizing fill rates, limiting adverse selection, and interacting only with specific Subscriber Types. For example, a Subscriber may disable interaction with Barclays' principal order flow, Subscribers that are categorized as High alpha under Liquidity Profiling, or with specific Subscriber Types. Each Subscriber determines whether it will use any counterparty restriction functionality available to them. Barclays reserves the right to deny Subscribers' access to any counterparty selection functionality described above.

**Part III, Item 23**

LX utilizes Exegy for the purposes of determining the current NBBO and prices for pegged orders. The vendor calculates the current NBBO based on direct data feeds ~~the vendor~~received by Barclays. Barclays receives direct data feeds from ~~all~~every national securities ~~exchanges.~~exchange that make such feeds available under Regulation NMS. Barclays uses the NBBO to price, prioritize and execute orders as described in Part III, Item 11. LX is designed to operate in compliance with all applicable rules and regulations (e.g., Reg NMS, Reg SHO, etc.). LX has the ability to failover to market data feeds received by Exegy from securities information processors ("SIPs" or "SIP") for the best bids and offers of a protected venue or for all protected venues under extraordinary circumstances (e.g., if the venue is experiencing technology issues or if there is an issue with the feed for all venues). Barclays utilizes the SIP feeds from Exegy for data updates such as security status codes or other information that may not be readily available on direct feeds (e.g., halted stock information).

# Direct Owners/Executive Officers

**Organization CRD Number: 19714**          **Organization Name: BARCLAYS CAPITAL INC.**

**Organization SEC Number: 8-41342**          **Applicant Name: BARCLAYS CAPITAL INC.**

**View IA Record**

| Full Legal Name | Domestic, Foreign, Individual | Status | Date Status Acquired | Ownership Code | Control person | Public Reporting Company | CRD#, EIN, SSN, IRS# |
|---|---|---|---|---|---|---|---|
| BARCLAYS GROUP US INC. | Domestic Entity | OWNS BARCLAYS CAPITAL INC. | 12/1999 | 75% or more | Y | N | 13-3249618 |
| O'CONNOR, CLAIRE SCHOLZ | Individual | BOARD DIRECTOR | 09/2018 | Less than 5% | Y | N | 1907247 |
| NOTO, JOSEPH C | Individual | BOARD DIRECTOR | 09/2018 | Less than 5% | Y | N | 4688658 |
| LAROCCA, GERARD SEBASTIAN | Individual | PRESIDENT | 01/2011 | Less than 5% | Y | N | 2683227 |
| MELI, JEFFREY ANTHONY | Individual | CO-HEAD OF RESEARCH | 07/2015 | Less than 5% | N | N | 4477654 |
| JAISING, RAHUL | Individual | ROSFP - PRIME SERVICES | 08/2013 | Less than 5% | N | N | 4754959 |
| BANCONE, ANTHONY | Individual | ROSFP - DISTRIBUTION | 08/2013 | Less than 5% | N | N | 1790892 |
| ABREU, JULIAN JAVIER | Individual | ROSFP - PRIME SERVICES | 03/2019 | Less than 5% | N | N | 5160018 |
| FUQUA, JAMES | Individual | CHIEF LEGAL OFFICER | 11/2018 | Less than 5% | N | N | 2933658 |
| LAROCCA, GERARD SEBASTIAN | Individual | BOARD DIRECTOR | 10/2005 | Less than 5% | Y | N | 2683227 |
| LUBLINSKY, MICHAEL | Individual | CHIEF EXECUTIVE OFFICER | 02/2018 | Less than 5% | Y | N | 2655249 |
| LUBLINSKY, MICHAEL | Individual | BOARD DIRECTOR | 02/2018 | Less than 5% | Y | N | 2655249 |
| FORREST, MONTY LEE | Individual | BOARD DIRECTOR | 05/2015 | Less than 5% | Y | N | 5812639 |
| FORREST, MONTY LEE | Individual | CHIEF OPERATIONS OFFICER | 05/2015 | Less than 5% | Y | N | 5812639 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| BARNES, MURRAY CHARLES | Individual | BOARD DIRECTOR | 04/2018 | Less than 5% | Y | N | 5773694 |
| ~~LARSON, MATTHEW SCOTT~~ | ~~Individual~~ | ~~CHIEF FINANCIAL OFFICER~~ | ~~06/2017~~ | ~~Less than 5%~~ | ~~Y~~ | ~~N~~ | ~~2605152~~ |
| ~~LARSON, MATTHEW SCOTT~~ | ~~Individual~~ | ~~BOARD DIRECTOR~~ | ~~06/2017~~ | ~~Less than 5%~~ | ~~Y~~ | ~~N~~ | ~~2605152~~ |
| ZACHARIA, ZACHARIA | Individual | CHIEF COMPLIANCE OFFICER | 05/2019 | Less than 5% | N | N | 2440444 |